 NEWS RELEASE

For Immediate Release
March 12, 2009

Canwest receives $34 million in Hollinger arbitration settlement

WINNIPEG – Canwest Global Communications Corp. (“Canwest”) announced today that it has received $34 million in full settlement of amounts owing to its subsidiary, Canwest Media Inc. (“CMI”) and Canwest Publications Inc., pursuant to an arbitration award in connection with its dispute with Hollinger International Inc. – now Sun-Times Media Group, Inc. – and related parties (“Hollinger”).

In January 2009, the arbitrator awarded Canwest approximately $51 million, relating to unresolved adjustments and claims associated with the 2000 acquisition by Canwest of certain newspaper assets from Hollinger.

CMI has received $30.5 million of the settlement that will now be deposited as cash collateral under its senior credit facility. This will increase the balance of the collateral deposit to approximately $50 million. The remaining $3.5 million in settlement proceeds will benefit Canwest Publications Inc., a subsidiary of Canwest Limited Partnership.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended November 30, 2008. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com